SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC 20549

                                    SCHEDULE 13D
                                 (AMENDMENT NO. 1)
                                   (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13-d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         AutoBond Acceptance Corporation
                                 (Name of Issuer)

                       Common Stock, No Par Value per Share
                           (Title of Class of Securities)
                                    052918109
                                 (CUSIP Number)

                           Elizabeth R. Hughes, Esquire
                        Venable, Baetjer and Howard, LLP
                      1800 Mercantile Bank & Trust Building
                                2 Hopkins Plaza
                              Baltimore, MD 21201
                                (410) 244-7400
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 9, 1998
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 052918109       13D

1.  NAME OF REPORTING PERSON: Dynex Holding, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  541809773

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]    (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [   ][ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

        NUMBER OF
         SHARES            7.  SOLE VOTING POWER: 5,974,500 shares
      BENEFICIALLY
        OWNED BY           8.  SHARED VOTING POWER: 0 shares
          EACH
        REPORTING          9.  SOLE DISPOSITIVE POWER: 5,974,500 shares
         PERSON
          WITH             10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 5,974,500 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  91.5%

14.  TYPE OF REPORTING PERSON: CO

CUSIP No.:  052918109      13D


1.   NAME OF REPORTING PERSON: Dynex Capital, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    521549373

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [x]
                                                                 (b      [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e) [   ][ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

        NUMBER OF
         SHARES            7.  SOLE VOTING POWER: 5,974,500 shares
      BENEFICIALLY
        OWNED BY           8.  SHARED VOTING POWER: 0 shares
          EACH
        REPORTING          9.  SOLE DISPOSITIVE POWER: 5,974,500 shares
         PERSON
          WITH             10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON: 5,974,500 shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 91.5%

14.  TYPE OF REPORTING PERSON: CO

Item 1.  Security and Issuer.


     This  Amendment  No. 1 to  Schedule  13D of the  Common  Stock of  AutoBond
Acceptance Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D"), which was originally filed on June 19, 1998. Unless otherwise indicated, all capitalized items used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D. The class of equity to which this statement refers is common stock, no par value (the "Common Stock"), of AutoBond Acceptance Corporation, which has its principal executive office at 100 Congress Avenue, Austin, Texas 78701.

Item 2.  Identity and Background.

     (i) Dynex Holding, Inc., a Virginia corporation, ("Holding"), is in the business of originating loans and mortgages, with its principal business and office located at 10900 Nuckols Road, Third Floor, Richmond, Virginia 23060. Holding has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). Holding has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (ii) Dynex Capital, Inc., a Virginia corporation ("Dynex"), is a mortgage and consumer finance company which has elected to be treated as a real estate investment trust for federal income tax purposes. Dynex uses its loan production operations to create investments for its portfolio. Dynex's principal business and office are located at 10900 Nuckols Road, Third Floor, Richmond, Virginia 23060. Dynex has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). Dynex has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (iii) The executive officers of Holding are Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti. The directors of Holding are Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti. Each person controlling Holding is Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti.

     (iv) The executive officers of Dynex are Thomas H. Potts, Lynn K. Geurin, William J. Moore, William Robertson and William H. West, Jr. The directors of Dynex are J. Sidney Davenport, Richard C. Leone, Thomas H. Potts, Paul S. Reid, Donald B. Vaden and Barry S. Shein.


     For information required by Instruction C to Schedule 13D with respect to the persons set forth in the foregoing Item 2(iii) and (iv) ("Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     Holding, Issuer and certain of Issuer's stockholders have entered into a stock option agreement (the "Stock Option Agreement") pursuant to which Holding may purchase all of the 5,474,500 shares of the Common Stock owned by such stockholders and any shares acquired by such stockholders during the term of the Stock Option Agreement (the "Stock Option"). The exercise price of the Stock Option is payable in shares of a newly issued series of preferred stock of Dynex, which number of shares is determined as set forth in Section 1.3, pages 2-3, of the Stock Option Agreement which is incorporated herein by reference as
Exhibit 3.1 hereto. The right to exercise the Stock Option expires June 9, 1999.

     Dynex has purchased from Issuer a 12% convertible senior note due 2003 (the "Note"), with face amount of $3,000,000, convertible into 500,000 shares of Common Stock, subject to adjustment under certain circumstances, which circumstances are set forth in Section 8.04, pages 23-26, of that certain Senior Note Agreement dated as of the date hereof (the "Senior Note Agreement") which is incorporated herein by reference as Exhibit 3.2 hereto. The purchase price of such Note was $3,000,000 and was provided by working capital. The right to convert the Note into Common Stock expires May 31, 1999.

Item 4.  Purpose of Transaction.

     Dynex has entered into a credit arrangement with the Issuer to provide funding for the production of automobile loans originated by the Issuer. In connection therewith, Holding has entered into the Stock Option Agreement with the Issuer and Dynex has purchased the Note from the Issuer. The Stock Option expires June 9, 1999 and the right to convert into Common Stock under the Note expires May 31, 1999. During the term of the Stock Option Agreement, Holding and Dynex each intend to consider its right to exercise the Stock Option and to convert the Note, as the case may be, in light of various factors, including the Issuer's business, results of operations, financial condition and future prospects and general economic and industry conditions. Based upon such review, Holding or Dynex, as the case may be, will take such action as it deems appropriate in light of the circumstances existing from time to time. As a result of such review, Dynex may convert the Note and Holding may exercise its rights under the Stock Option. No decision with respect thereto has been made as of the date hereof.

     Neither Holding nor Dynex has at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  Beneficially  Owned:
5,974,500 shares of Common Stock are deemed beneficially owned by Dynex and Holding. Of this amount, 5,474,500 shares are deemed beneficially owned pursuant to the right to acquire such shares under the Stock Option Agreement at any time and 500,000 shares are deemed beneficially owned pursuant to the right to acquire such shares upon conversion under the Note at any time.

     Percentage of Class: 91.5% (as contained in Amendment No. 1 to the 1997 Form 10-K of the Issuer).

     (b) Upon exercise of the Stock Option, Holding will have sole power to vote and dispose of the 5,474,500 shares beneficially owned by it as set forth in
Item 5(a). Upon conversion of the Note, Dynex will have sole power to vote and dispose of the 500,000 shares beneficially owned by it as set forth in Item 5(a).

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Although no arrangement exists between Holding and Dynex with respect to the Note and the Stock Option, Dynex owns substantially all of the outstanding capital stock of Holding. Further, certain of the executive officers, directors and stockholders of Holding are executive officers and directors of Dynex, as set forth in Item 2 above. Therefore, Holding and Dynex may be deemed to be under common control.

     Holding, Issuer and certain of Issuer's stockholders have entered into the Stock Option Agreement pursuant to which Holding may purchase all of the 5,474,500 shares of the Common Stock owned by such stockholders and any shares acquired by such stockholders during the term of the Stock Option. The exercise price of the Stock Option is payable in shares of a newly issued series of preferred stock of Dynex, which number of shares is determined as set forth in
Section 1.3, pages 2-3, of the Stock Option Agreement which is incorporated herein by reference as Exhibit 3.1 hereto. The right to exercise the Stock Option expires June 9, 1999.

     Dynex has purchased from Issuer the Note which is a 12% convertible senior note due 2003, with face amount of $3,000,000, convertible into 500,000 shares of Common Stock, subject to adjustment under certain circumstances, which circumstances are set forth in Section 8.04, pages 23-26, of the Senior Note Agreement which is incorporated hereby by reference as Exhibit 3.2 hereto. The right to convert the Note into Common Stock expires May 31, 1999.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.        Item

3.1 Stock Option Agreement. Incorporated by reference to Exhibit 3.1 of the Schedule 14A.

3.2 Senior Note Agreement. Incorporated by reference to Exhibit 3.2 of the Schedule 14A.

99.1 Joint Filing Agreement. Incorporated by reference to Exhibit 99.1 of the Schedule 14A.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 2, 1998


                                            DYNEX HOLDING, INC.


                                            By: s/ Stephen J. Benedetti
                                                Stephen J. Benedetti
                                                Vice President and Treasurer

                                            DYNEX CAPITAL, INC.


                                            By: s/ Stephen J. Benedetti
                                                Stephen J. Benedetti
                                                Vice President and Treasurer

Schedule I

                 Information with Respect to Covered Persons

Item 2.  Identity and Background.

(a) and (b)
            Thomas H. Potts              10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            Lynn K. Geurin               10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            William J. Moore             10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            William Robertson            10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            William H. West, Jr.         10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            J. Sidney Davenport          7202 Glen Forest Drive, Suite 202
                                         Richmond, VA 23226

            Richard C. Leone             41 East 70th Street
                                         New York, NY  10021

            Paul S. Reid                 1125 15th Street, N.W.
                                         Washington, DC  20005-2766


            Donald B. Vaden              136 Matthew Scribener
                                         Williamsburg, VA  23185


            Barry S. Shein               1423 Lincolnway East
                                         Goshen, IN  46526

            Stephen J. Benedetti         10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            Brian K. Murray              10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

(c)
            Thomas H. Potts              Dynex Capital, Inc.
            President                    10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            Lynn K. Geurin               Dynex Capital, Inc.
            Executive Vice President     10900 Nuckols Road, Suite 300
            and Chief Financial Officer  Glen Allen, VA 23060

            William J. Moore             Dynex Capital, Inc.
            Executive Vice President     10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            President                    Dynex Commercial, Inc.
                                         10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            William Robertson            Dynex Capital, Inc.
            Executive Vice President     10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            President                    Dynex Financial, Inc.
                                         10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            William H. West, Jr.         Dynex Capital, Inc.
            Executive Vice President     10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

            J. Sidney Davenport          Ryland Mortgage Company
            Executive Vice President     7202 Glen Forest Drive, Suite 202
                                         Richmond, VA  23226

            Richard C. Leone             Twentieth Century Fund
            President                    41 East 70th Street
                                         New York, NY  10021

            Paul S. Reid                 Mortgage Bankers Association of
            Executive Vice President       America
                                         1125 15th Street N.W.
                                         Washington, DC  20005

            Donald B. Vaden              Attorney
            Attorney                     136 Matthew Scribener
                                         Williamsburg, VA  23185

            Barry S. Shein               Commodore Corporation
            President                    1423 Lincolnway East
                                             Goshen, IN  46526

            Stephen J. Benedetti         Dynex Capital, Inc.
            Vice President, Treasurer    10900 Nuckols Road, Suite 300
            and Controller               Glen Allen, VA  23060

            Brian K. Murray              Dynex Capital, Inc.
            Senior Vice President        10900 Nuckols Road, Suite 300
                                         Glen Allen, VA 23060

     (d) During the last five years, no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except for Thomas H. Potts. In July 1995, the Securities and Exchange Commission ("SEC") approved the settlement of its investigation with respect to a 1992 purchase of Dynex's common stock by Mr. Potts, Dynex's president. In connection with such settlement, the SEC filed a complaint in the United States District Court for the District of Maryland, and Mr. Potts agreed to (i) entry of an injunction permanently enjoining him from violating Section 10(b) of the Act, (ii) pay a civil penalty, and (iii) disgorge the implied profit on the purchase plus interest.

(f)      Each Covered Person is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

     None of the Covered Persons has at the present time any knowledge of plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Potts beneficially owns an aggregate of 34,350 shares of Common Stock, which constitutes 0.53% of the Common Stock. None of the other Covered Persons beneficially own any Common Stock.

     (b) Mr. Potts has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 34,350 shares of Common Stock. None of the other persons beneficially own any Common Stock.

     (c) Except for Ms. Geurin and Mr. West, none of the Covered Persons have affected any transactions during the past sixty days.

     On May 6, 1998, Ms. Geurin and her spouse, as joint tenants, sold 2,000 shares of Common Stock at a price of $6.5625 per share. These shares were sold through the brokerage firm of Quick & Reilly. Ms. Geurin no longer owns any shares of Common Stock.

     On June 15, 1998, Mr. West sold 3,000 shares of Common Stock at a price of $8.00 per share. These shares were sold through the discount brokerage firm of Fidelity. Mr. West no longer owns any shares of Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.